                             PEAKSOFT MULTINET CORP.

                FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS



I, Timothy W. Metz, President & Chief Executive Officer, certify that:

     (1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of PeakSoft Multinet Corp. for the period ending March 31, 2005;

     (2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     (3) Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


          25 May 2005


          /s/ T. W. Metz
          --------------
          Timothy W. Metz
          President & Chief Executive Officer
          PeakSoft Multinet Corp.

                             PEAKSOFT MULTINET CORP.

                FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS


For the purpose of this certification I, Timothy W. Metz, President & Chief Executive Officer acting as Chief Financial Officer, certify that:

     (1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of PeakSoft Multinet Corp. for the period ending March 31, 2005;

     (2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     (3) Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


          25 May 2005


          /s/ T. W. Metz
          --------------
          Timothy W. Metz
          President & Chief Executive Officer (acting as Chief Financial Officer for the purpose of this certification)
          PeakSoft Multinet Corp.

                             PEAKSOFT MULTINET CORP.
                        CONSOLIDATED FINANCIAL STATEMENTS
                                        &
                                     REPORT
                       FOR THE QUARTER ENDED 31 March 2005


                      (Prepared by Management - Unaudited)

25 May 2005


LETTER TO SHAREHOLDERS

Dear Shareholders;

A lack of operating capital made it necessary for the Company to cease all marketing and sales activities in May 2001. The Company expects that no sales or marketing activities will take place until the Company either obtains sufficient operating capital to execute its sales and marketing initiatives or finalizes a merger/acquisition transaction.

Since September 2002, the Company has had on and off again discussions with a Japanese company regarding a potential amalgamation. These discussions have resumed. The Company classifies these discussions as early stage. No Agreements have been reached with respect to the potential amalgamation. The parties to these discussions are bound by a Non-Disclosure Agreement. The Japanese company has advanced funds to pay certain operational expenses of the Company.

We continue to focus upon merger/acquisition activities and believe that we will be able to secure opportunities for the Company in the near future.

Sincerely yours,


/s/ T. W. Metz
--------------
Timothy W. Metz
Chairman and Chief Executive Officer
25 May 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three Month Period Ended March 31, 2005 Compared to Period Ended March 31, 2004

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Overall operating expenses decreased from CDN $276,758 in 2004 to CDN $246,739 in 2005, a decrease of CDN $30,019 or 10.8%.

General and administrative expenses decreased from CDN $205,894 in 2004 to CDN $157,017 in 2005, a decrease of $48,877 or 23.73%.

Selling and marketing expenses remained at CDN $0 for the quarter ended March 31, 2005 as it was in the comparable period in 2004. This was due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Amortization remained at CDN$0 for the quarter ended March 31, 2005. No new fixed assets where acquired.

Research and development expenses remained at CDN$0 for the quarter ended March 31, 2005. This was due to management's focus on merger/acquisition activities and the cessation of research and development activities.

The loss per common share improved from CDN $0.07 per share for the quarter ended March 31, 2004 to CDN $.06 per share for the quarter ended March 31, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Six Month Period Ended March 31, 2005 Compared to the Six Month Period Ended March 31, 2004:

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Overall operating expenses decreased from CDN $465,203 in 2004 to CDN $424,583 in 2005, a decrease of CDN $40,620 or 8.7%.

General and administrative expenses decreased from CDN $302,624 in 2004 to CDN $243,146 in 2005, a decrease of $59,478 or 19.65%.

Selling and marketing expenses remained at CDN $0 for the six months ended March 31, 2005 as it was in the comparable period in 2004.This was due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Research and development expenses remained at CDN $0 for the six months ended March 31, 2005 as it was in the comparable period in 2004. This was due to management's focus on merger/acquisition activities and the cessation of research and development activities.

Amortization remained at CDN$0 for the nine months ended March 31, 2005. No new fixed assets where acquired.

The loss per common share improved from CDN $0.12 per share for the six months ended March 31, 2004 to CDN $.11 per share for the six months ended March 31, 2005.

                                NOTICE TO READER



We, the management, have compiled the consolidated balance sheet of PeakSoft Multinet Corp. as at 31 March 2005 and the consolidated statements of operations and deficit and changes in cash flows for the quarter then ended. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information nor attempted to determine whether the statements contain departures from Canadian generally accepted accounting principles. Readers are cautioned that these statements may not be appropriate for their purposes. Our auditor has not reviewed these financial statements.


/s/ T. W. Metz
--------------
Timothy W. Metz
President/CEO/Chairman
Bellingham, WA, U.S.A.
25 May 2005

CONSOLIDATED BALANCE SHEET (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
March 31, 2005 and 2004

-------------------------------------------------------------------------------------------------------------------
                                                             Quarter                Quarter                Year
                                                              Ended                  Ended                 Ended
                                                             31-Mar                 31-Mar                30-Sep
                                                              2005                   2004                  2004
                                                                $                      $                     $
-------------------------------------------------------------------------------------------------------------------
ASSETS

        CURRENT ASSETS:

        Cash                                                      637                  1,789                   739
        Prepaids and deposits                                       -                      -                     0
        -----------------------------------------------------------------------------------------------------------

                                                                  637                  1,789                   739
        ===========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

        CURRENT LIABILITIES:

        Accounts Payable and Accrued Liabilities            4,583,475              3,863,698             4,158,993
        Notes Payable                                       4,900,744              4,900,744             4,900,744
        -----------------------------------------------------------------------------------------------------------

                                                            9,484,218              8,764,441             9,059,737

        SHAREHOLDERS' EQUITY:

        Share capital                                       9,019,271              9,019,271             9,019,271

        Accumulated deficit                                18,502,852             17,781,924            18,078,269
        -----------------------------------------------------------------------------------------------------------

                                                           (9,483,581)            (8,762,653)           (9,058,998)

        -----------------------------------------------------------------------------------------------------------
                                                                  637                  1,789                   739
        ===========================================================================================================

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
Six Months Ended March 31, 2005 and 2004

-----------------------------------------------------------------------------------------------------------------
                                                 Quarter           Quarter           Six Months       Six Months
                                                  Ending            Ended              Ending           Ended
                                                 March 31,         March 31,          March 31,        March 31,
                                                   2005              2004               2005             2004
                                                    $                 $                  $                $
-----------------------------------------------------------------------------------------------------------------
SALES                                                    -                -                  -                 -

COST OF GOODS SOLD                                       -                -                  -                 -

-----------------------------------------------------------------------------------------------------------------
                                                         -                -                  -                 -
OPERATING EXPENSES:
              General and administration           157,017          205,894            243,146           302,624
              Selling and marketing                      -                -                  -                 -
              Research and development                   -                -                  -                 -
              Amortization                               -                -                  -                 -
              ---------------------------------------------------------------------------------------------------
                                                   157,017          205,894            243,146           302,624

-----------------------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted             (157,017)        (205,894)          (243,146)         (302,624)

Interest on short-term notes                       (89,722)         (90,719)          (181,437)         (182,434)
Other Income                                             -          (19,855)                 -           (19,855)
Debt settlement with creditors                           -                -                  -                 -

-----------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS                   (246,739)        (276,758)          (424,583)         (465,203)

-----------------------------------------------------------------------------------------------------------------
LOSS                                               246,739          276,758            424,583           465,203

Accumulated deficit, beginning of period        18,256,113       17,505,166         18,078,269        17,316,721

-----------------------------------------------------------------------------------------------------------------
Accumulated deficit, end of period              18,502,852       17,781,924         18,502,852        17,781,924
=================================================================================================================

Loss per common share                                 0.06             0.07               0.11              0.12

Shares Outstanding                               3,830,974        3,830,974          3,830,974         3,830,974

STATEMENT OF CHANGES IN FINANCIAL POSITION (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
Six Months Ended March 31, 2005 and 2004

-----------------------------------------------------------------------------------------------------------------
                                                  Quarter          Quarter          Six Months        Six Months
                                                   Ending           Ending            Ending            Ending
                                                  March 31,        March 31,         March 31,         March 31,
                                                    2005             2004              2005              2004
                                                     $                $                 $                  $
-----------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operations:
              Net earnings (loss)                 (246,739)        (276,758)         (424,583)          (465,203)
              Items not involving cash:
                   Amortization                          -                -                 -                  -

              Change in non-cash operating         246,765          277,530           424,481            466,518
                   working capital
              ---------------------------------------------------------------------------------------------------
                                                       (26)            (772)             (102)             1,315
              ---------------------------------------------------------------------------------------------------

Financing:
              Issuance of notes payable                  -                -                 -                  -

              ---------------------------------------------------------------------------------------------------
                                                         -                -                 -                  -
              ---------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash position                   (26)            (772)             (102)             1,315

Cash, beginning of period                              663            2,561               739                474

-----------------------------------------------------------------------------------------------------------------
Cash, end of period                                    637            1,789               637              1,789
=================================================================================================================

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

SIX MONTHS ENDED 31 MARCH 2005 AND 2004


The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facilities.

1.   CONTINUING OPERATIONS:

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that additional external financing will be obtained to enable the execution of its plan to concentrate on providing software for vertical markets. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2.   SIGNIFICANT ACCOUNTING POLICIES:

         (A)   PRINCIPLES OF CONSOLIDATION:
         The consolidated financial statements include the accounts of the Company and its wholly owned American subsidiary, PeakSoft Multinet Corp.-USA. All significant inter-company transactions and balances have been eliminated on consolidation.

         (B)   REVENUE RECOGNITION:
         Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

         (C)   FOREIGN CURRENCY TRANSLATION:
         Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense, which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

         (D)   RESEARCH AND DEVELOPMENT:
         Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

         (E)   USE OF ESTIMATES:
         The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

         (F)   FINANCIAL INSTRUMENTS:
         The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

SIX MONTHS ENDED 31 MARCH 2005 AND 2004


3.   NOTES PAYABLE:

                                                                   2005            2004
                                                                     $               $
                                                              ---------------------------
         Notes payable bearing interest at 12% per annum
         with interest paid quarterly, and specific repayment
         terms.                                                  4,900,744      4,900,744
                                                              ===========================

4.   DEFERRED FUNDS ON PROPOSED BUSINESS TRANSACTIONS

     The company received funds from another corporation to assist in future business endeavors. Subsequent to the end of the second quarter, USD $22,812.72 and CDN $5,465.95 was received to pay for the 2004 audit expenses as well as a partial reimbursement for operational related expenses.


5.   SHARE CAPITAL:

                                                                   SHARES         AMOUNT
                                                                     #               $
                                                              ---------------------------
         AUTHORIZED:
         Unlimited voting common shares without par value

         ISSUED:
         Balance, 01 October 1994                                   82,036         94,580
         Issued amount year ended 30 September 1995:
                  Issued to founders                               293,018              -
                  Issued for cash                                  324,287        948,865
                  Issue for services and technology                 19,407         45,700
                  Less share issuance costs                              -       (193,278)
         Issued amount year ended 30 September 1996:
                  Issued for cash                                  143,893        667,500
                  Issued for services and technology               213,026      1,835,537

         Issued amount year ended 30 September 1997:
                  Issued for cash                                  443,158      2,496,498
                  Issued for services and technology                11,855         75,969
                  Less share issuance costs                              -       (191,916)
         Issued amount year ended 30 September 1998:
                  Issued for cash                                  211,497        623,281
         Issued amount year ended 30 September 1999:
                  Issued for cash                                2,052,743      2,981,847
                  Less share issuance costs                              -       (429,128)
         Issued amount year ended 30 September 2000:
                  Issued for services                               36,054         63,816
                                                              ---------------------------

         Balance, 31 March 2005, 2004, 2003, 2002, 2001          3,830,974      9,019,271
                                                              ===========================

6.   FAIR VALUE OF FINANCIAL INSTRUMENTS:
         The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

         (A)   SHORT-TERM FINANCIAL ASSETS AND LIABILITIES:
         The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

         (B)   LONG-TERM FINANCIAL LIABILITIES:
         The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

SIX MONTHS ENDED 31 MARCH 2005 AND 2004


7.   LOSS ON INVESTMENT
         In the fiscal year 2003, the company discovered loans advanced to a related company, were advanced by some of the shareholders, on behalf of PeakSoft Multinet Corporation and was to be repaid by PeakSoft Multinet Corporation. The amount was disputed but it was eventually verified that the related company did in fact receive the amount and that PeakSoft Multinet Corporation was responsible for the repayment of the advanced amount of USD$1,023,090 was verified.

         This amount was included in a debt conversion agreement. As a result, the amount has been included in the 2001 comparatives and has been adjusted in these 2002 financial statements with retroactive effect.

8.   LOSS PER COMMON SHARE:
         Loss per common share is based on the weighted average number of common shares outstanding during the year.

9.   RELATED PARTY TRANSACTIONS:
         The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                             2005         2004
                                                               $            $
                                                         -----------------------

         Salaries to directors and officers                 234,511      226,426
         *Interest accrued on notes due to shareholders     181,437      182,434
                                                         -----------------------

                                                            415,948      408,860
                                                         =======================

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.


10.  UNITED STATES GAAP RECONCILIATION:
         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

         (A)  LOSS AND LOSS PER SHARE FOR SIX MONTHS ENDED MARCH, 31, 2005:

                                                             2005         2004
                                                               $            $
                                                         -----------------------

         Loss in accordance with Canadian GAAP              424,583      465,203
                                                         =======================

         Loss in accordance with United States GAAP         424,583      465,203
                                                         =======================

         Loss per common share                                $0.11        $0.12
                                                         =======================

         Weighted average number of shares used
         for calculation                                  3,830,974    3,830,974
                                                         =======================

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

SIX MONTHS ENDED 31 MARCH 2005 AND 2004


          (B)  BALANCE SHEET:
               The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                                31 MARCH 2005                    31 MARCH 2004

                                          CANADIAN       UNITED STATES      CANADIAN      UNITED STATES
                                            GAAP             GAAP             GAAP             GAAP
                                              $                $                $                $
                                        --------------------------------------------------------------
               Accumulated deficit       18,502,852       17,793,164       17,781,924       17,072,236
                                        ==============================================================

          (C)  STATEMENT OF CASH FLOWS:
               Cash used in operations and cash provided by financing activities would decrease by 2005 - $ nil and 2004 - $ nil.

          (D)  RESEARCH AND DEVELOPMENT:
               In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

          (E)  STOCK BASED COMPENSATION:
               The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans.

          The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

                                                             2005         2004
                                                               $            $
                                                         -----------------------

          Loss - as reported                               424,583       465,203
          Loss per common share - as reported                 0.11          0.12
          Loss per common share - adjusted                    0.11          0.12

          The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                             2005         2004
                                                         -----------------------

          Expected dividend yield                               0%            0%
          Expected stock price volatility                     n/a.          n/a.

          Risk-free interest rate                             n/a.          n/a.
          Expected life of options                            n/a.          n/a.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

SIX MONTHS ENDED 31 MARCH 2005 AND 2004


          (F)  TAXATION:
               For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


11.  COMMITMENTS:
         The Company has committed to reimbursing an officer for salaries unpaid. The amount recorded in the accounts is $2,182,453. The committed salary for 2005 is $405,633.


12.  INCOME TAXES:
         The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,825,000 in the United States and CDN $8,580,800 in Canada.

         The following is subject to regulatory and shareholder approval:

         (A) The Company has resolved to convert certain debts for shares at CDN$0.26 per share. If the shares for debt arrangement were to be in effect at this quarter end, the liabilities and shareholders' equity on the balance sheet would approximately be as follows:

                                                    2005              2004
                                                      $                 $
                                            ---------------------------------

                   Liabilities                            -                -

                   Shareholder's Equity
                   Share Capital                 18,038,542       18,038,542

                   Accumulated Deficiency       (18,502,852)     (17,781,924)
                                            ---------------------------------

                                                    464,310          256,618
                                            =================================


         (C) Subsequent to the approval and issuance of the shares pursuant to the shares for debt conversions, the Company will have 26,973,525 shares outstanding.

14.  COMPARATIVE FIGURES:
Certain of the comparative amounts have been reclassified to conform to the financial presentation adopted in the current fiscal year.

Company Information:

Corporate Headquarters

PeakSoft Multinet Corp
3930 Meridian Street, Suite C117
Bellingham, WA 98226
USA
Tel: (360) 961-1419


Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419

Stock Listing

PeakSoft Multinet Corp. common stock is listed on the TSX under the symbol PKS.


Auditor

Gordon K. W. Gee, Chartered Accountant
#601 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 273-7575     Fax: (604) 273-8475

Corporate Counsel

Calvin Patterson
Barristers & Solicitors
Suite 107 - 20644 Eastleigh Crescent
Langley, BC V3A 4C4
Tel: (604)-533-4708   Fax: (604)-533-4758



Transfer Agent

Computershare Trust Company of Canada, Calgary, Alberta


Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director


Management

Timothy W. Metz, Chief Executive Officer and President